Filed by: CBTX, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Allegiance Bancshares, Inc.

Commission File No.: 001-37585

The following is a transcript of CBTX, Inc.’s (the “Company”) earnings conference call held on April 29, 2022.

CBTX Q1 2022 Earnings Call April 29, 2022

Corporate Speakers:

•	Justin Long; CBTX, Inc.; Senior EVP, Corporate Secretary & General Counsel
•	Robert Franklin; CBTX, Inc.; Chairman, President & CEO
•	Robert Pigott; CBTX, Inc.; Senior EVP, CFO & Advisory Director
•	Joe West; CommunityBank of Texas, National Association; Senior EVP & Chief Credit Officer

Participants:

•	William Jones; Keefe, Bruyette, & Woods, Inc.; Analyst
•	Bradley Milsaps; Piper Sandler & Co.; Analyst
•	Matthew Olney; Stephens Inc.; Analyst

PRESENTATION

Operator^ Ladies and gentlemen, thank you for standing by, and welcome to the CBTX First Quarter 2022 Earnings Conference Call. (Operator Instructions) I would now like to hand the conference over to your speaker today, Mr. Justin Long, General Counsel of Community Bank of Texas. Thank you. Please go ahead.

Justin Long^ Thank you. Good morning. I'm Justin Long, General Counsel of CBTX, and our management team would like to welcome you to the CBTX Inc. earnings call for the first quarter of 2022. We appreciate you joining us. Yesterday, we issued our earnings press release, a copy of which is available on our website, along with the slide presentation that we will refer to during this presentation.

Before we begin, I'd like to remind you that during this presentation, we may make forward-looking statements regarding future events, our financial performance, our business prospects. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Additional information concerning factors that could cause actual results to differ is available in our earnings release and in the Risk Factors section of our annual report on Form 10-K, our quarterly reports on Form 10-Q and our other filings with the SEC, which can all be accessed on our Investor Relations website at ir.cbtxinc.com.

Any forward-looking statements are made only as of the date of this call, and we assume no obligation to update any such statements. You should also be aware that during this call, we will reference certain non-GAAP financial information. A reconciliation of these financial measures to the most directly comparable GAAP financial measures is included in our earnings release and investor presentation.

I'm joined this morning by Robert R. Franklin, Jr., our Chairman, President and CEO; Ted Pigott, our Chief Financial Officer; Joe West, our Chief Credit Officer; and Joseph McMullen, our Controller. At the end of their remarks, we will open the call to questions.

With that, I'll turn it over to our Chairman, President and CEO, Bob Franklin.

Robert Franklin^ Thank you, Justin. Welcome to the earnings call for CBTX Inc. for the first quarter of 2022. We are pleased to present our first quarter results for 2022. The first quarter continued the positive momentum generated in the fourth quarter of '21 as we left our regulatory overhang behind. Our core loan growth continued at a lower rate than the fourth quarter and a return to our more normalized mid- to high single-digit growth.

Our deposits remained strong in a quarter that has historically seen some runoff after year-end as we approach the tax season. Our local economy continues to gain strength, and our pipeline is continuing to build. We are in a rising interest rate environment and with an asset-sensitive balance sheet, we believe this provides us with opportunity.

However, a rising interest rate environment also signals the need to be cautious and maintain discipline. We will continue to monitor the Federal Reserve and its impact on interest rates. Rising interest rates will also mean pressure on cash flows and real estate valuations. But our markets are strong and look to be able to withstand the pressures of rising rates as well as other demands at the moment.

COVID-19, geopolitical pressures, inflation and supply chain issues, we feel fully prepared to navigate these challenges as we look forward to our new partnership with the great folks at Allegiance Bank. We've been working closely with Allegiance Bank preparing to integrate our teams while we press forward to gain approval from our regulators and shareholders.

Our shareholders meeting to vote is set for May 24, and we have been encouraged by the shareholder feedback as we move towards our vote. We believe that this merger is one that will build shareholder value for years to come. We are excited as we look to the remainder of 2022. We feel that we are prepared for the economic challenges that may lay ahead and are determined in our efforts for the successful merger of equals with Allegiance Bank.

Now I'll turn the meeting over to Ted Pigott, our Chief Financial Officer.

Robert Pigott^ Thank you, Bob. Certain financial information for first quarter 2022 and prior periods begins on Slide 6 of our investor presentation. The Company reported net income of $10.6 million and diluted per share earnings of $0.43 for first quarter. For the fourth quarter 2021, the Company reported net loss of $545,000 or $0.02 per diluted share as earnings were impacted by cost of settlement with regulatory agencies and costs associated with the pending merger.

Net interest income for first quarter decreased $460,000 to $32.6 million from first quarter 2021 and increased $1.8 million or 5.9% from fourth quarter 2021. The interest margin on a tax equivalent basis increased 15 basis points to 3.22% from 3.07% for the fourth quarter.

The yield on earning assets was 3.31% for the first quarter compared to 3.85% for first quarter 2021. The cost of interest-bearing liabilities was 27 basis points for the first quarter. Yields on earning assets decreased and cost of interest-bearing liabilities remained about the same level, which continued compression of net interest margin on a tax equivalent basis to 3.22% for first quarter 2022.

The provision for credit losses was $435,000 for first quarter compared to $412,000 for first quarter 2021. The provision for credit losses for the first quarter was comprised of a $415,000 provision for credit losses related to unfunded commitments and a $20,000 provision for credit losses for loans.

Noninterest income for the first quarter was $5.3 million, an increase of $2.2 million or 71.3% compared to $3.1 million for the first quarter 2021. And increased $1.2 million or 30% compared to [$4.1] million for fourth quarter of 2021.

The interest and noninterest income in first quarter compared to the first quarter 2021 was primarily due to payments totaling $1.5 million recognized for early termination of land lease included another noninterest income also a gain of $1.2 million for sales of assets underlying a portion of the Company's equity investments, partially offset by a loss of $1.2 million included in net gains on assets for disposals of business buildings and write-offs concerning a low leasehold improvements for land lease that was terminated earlier.

Noninterest income for first quarter increased $1.4 million or 5.9% to $24.7 million compared to first quarter of 2021. Noninterest income for first quarter 2022 decreased $10.2 million from the fourth quarter 2021, primarily due to regulatory fees, which decreased $7.8 million due to penalties totaling $8 million in the settlement of the BSA/AML compliance matters paid in the fourth quarter of 2021.

Other expenses decreased $864,000 to $2.6 million, primarily due to the decrease of $513,000 in expenses associated with the pending merger of Allegiance Bancshares. Income tax expense was $2.3 million for the first quarter, and the effective tax rate was 17.69% compared to 19.8% for first quarter 2021.

Total assets as of March 31, 2022, increased $417 million or 10.4% to $4.45 billion compared to $4.03 billion for March 31, 2021, and they decreased $40 million or 0.9% compared to the $4.49 billion total at December 31, 2021. Annual growth in total assets included $258.9 million in securities and $163.3 million in cash and cash equivalents.

Loans, excluding for sale -- those held for sale decreased $11.8 million or 0.4%, down to $2.88 billion as compared to $2.89 billion at March 31, 2021, primarily due to PPP loan paydowns.

Excluding the PPP loans, the loan portfolio increased $241 million or down 0.2% to $2.86 billion over the 12 months. Total deposits in March 31, 2022 increased to -- increased by $436.5 million or about 12.9% to $3.82 billion compared to $3.38 billion at March 31, 2021, and decreased $10.1 million or 0.3% compared to $3.83 billion at December 2021. The cost of total deposits was 12 basis points for the first quarter. The capital maintains still strong capital ratios as the total risk-based capital ratio was 16.06%. The common equity Tier 1 capital ratio was 14.97% and the Tier 1 leverage ratio was 11.08%, all at March 31, 2022.

Nonperforming assets totaled $22.1 million or [0.5%], 50 basis points on total assets at March 31, 2022, compared to $23.6 million or 0.59% in total assets at March 31, 2021 compared to $22.6 million or 0.5% of total assets at December 31, 2021. The allowance for credit losses on loans as a percentage of loans was 1.09% at March 31, 2021, [1.141%] at March 31, 2021, and finally, 1.09% at December 31, 2021.

Now I'll turn over the presentation to Joe West.

Joe West^ Thank you, Ted. I'll speak a bit to our loan portfolio, beginning with Slide 9 from the investor presentation. For the first quarter, our net loans were up at $2.85 billion versus $2.84 billion and then first quarter 2022, increase of approximately $12 million. We funded approximately $178 million in new loans during Q1 and had $125 million in loans payoff, excluding PPP payoffs.

For this quarter, C&I, including the effect of PPP payoffs declined by approximately $33 million or 5.3% compared to Q4, and C&I increased $3 million, excluding the PPP payoffs. CRE was up $51 million, 4.46% quarter-over-quarter. Construction and developable was up $13 million or 2.7% compared to the fourth quarter of '21 and 1-4 family declined $14 million or approximately 5% and multifamily declined $7 million.

Slide 10 sets forth the components of our commercial loans. Our total commercial loans were up slightly from the first quarter to $2.5 billion versus $2.47 billion at the end of the fourth quarter, including our PPP loans.

Slide 11 also sets forth our oil and gas exposure, including how we quantify our direct and indirect exposure. Our direct exposure -- our direct indirect oil and gas loans for the third quarter decreased to $186 million compared to the end of the fourth quarter of '21.

Slide 12 sets forth information about our PPP loans that continue to wind down. During the first quarter, our net PPP loans decreased to $18 million, and we received $36 million related to forgiveness or payments for customers.

The table at the bottom of Slide 12 sets forth our average yield of our loan portfolio, our average yield on our PPP loans and the average yield on our loan portfolio when taking out the PPP loans.

Slide 13 sets forth information about our allowance for credit losses. As Ted noted, our allowance for credit losses to loans was 1.09% at March 31, 2022.

Turning to Slide 14. Our nonperforming assets remained low during the first quarter and our credit quality remains strong. Slide 14 also shows information regarding our nonperforming assets to total assets which was 0.50% as of March 31, unchanged when compared with the fourth quarter of 2021. As with fourth quarter our recoveries during the quarter exceeded our charge-offs, resulting in a net recovery of $77,000.

With that, I'll turn it back over to Bob Franklin.

Robert Franklin^ Thank you, Joe. With that, operator, we'll open up for questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Your first question comes from the line of Will Jones from KBW.

William Jones^ So just wanted to start an update with the merger. I noticed you got -- or I saw you guys set date for the shareholder vote. Just curious where you guys stand regarding approval from the regulators. Are you getting any pushback there? Or do you still feel like you're on track for that later second quarter close? And then could you just remind us who all you're required to get approval from?

Robert Franklin^ Well, the approvals are the state and the FDIC and then the Fed. And as in everybody's case, I think we're all waiting on the path. But we have no indication that we won't meet. Our expectation was that we would close this transaction somewhere around June 30. And I think we have no indication that we shouldn't be meeting that target at this point.

William Jones^ Got you. But then just from the state (inaudible), those are still outstanding as well?

Robert Franklin^ They are. But I think typically, you'll see them wait until the Fed comes out to do that, but sometimes they get in front. But typically, it's -- they let the Fed lead. So--

William Jones^ Got you. That makes -- helpful there. And then turning on the loan growth, you guys really maintained some nice momentum off of that unprecedented fourth quarter. But more back to that, mid- to upper single-digit range that you've alluded to, does still feel like a good proxy for what you expect the rest of the year?

Robert Franklin^ I think it is, Will. I think we're looking at sort of more -- a little bit more normalized. There's a lot of interesting pressures out there in the market, but there's still a lot of good loans. Our markets are strong. I think there's some good opportunities for us to continue the momentum that we have. But I think we're being a little more cautious around what's happening. We're not sure exactly where interest rates are going to go, and there's all kinds of -- sort of projections out there, but we know directionally, they're going up.

I think from an earnings standpoint, that should be good for us with our asset-sensitive balance sheet. And -- but I think we're going to be cautious around the lending side and the risk that we take. But the market in Dallas, Houston, Beaumont is all -- they're all pretty strong and still seeing job growth, population growth. So seeing people eager to move to Texas. And I think we'll be able to capitalize on that as we go forward.

But I think some of the cautionary signs around simply rising interest rates and also supply chain issues that continue, I think, to get a little tougher for folks are out there, and we just have to make sure we're aware of that as we're making those decisions.

William Jones^ Okay. Great. I appreciate the commentary there. And I noticed that excluding PPP, your loan yields were up a smidge linked quarter. Just curious, was that a function of some better pricing you're seeing on these new loans?

Robert Franklin^ No. I don't think. Right now -- and this happens every time you got -- interest rates start to move one way or the other. So same thing happens when they move down or up. There's all kinds of pricing disintermediation. Some people are still pricing at old rates. Some people are starting to get more aggressive about it. So the market right now is not stable in that regard. So as nonmarket centers, we're still sort of out there with the market on pricing. And the pricing hasn't moved significantly upward at least on these first Fed moves, although I think we'll start to see that as time goes on.

We're certainly being more sensitive around trying to get variable rate pricing in most of the deals that we're doing, even if we have to set floors and ceilings in them. So we're mindful of rising interest rates as we put new deals on.

William Jones^ Okay. Again, very helpful there. And if I could just squeak one last one in here. I know we haven't talked about the buybacks a lot in the past few quarters, but just wanted to get your thoughts there. I'm not sure what you guys have authorized today or at the buyback, you can make sense for you guys right now with the pending deal. But the stocks pulled back along with the broader bank group and just kind of more in line with what you've historically bought back. Just wanted to get your thoughts there.

Robert Franklin^ Yes. It's -- given where we are in our regulatory approvals and all of the things along with our combination with Allegiance, it's difficult for us to really be active right now. But we certainly see that as we come out of this and as a tool that we will certainly use when it's available to us. It's something that we feel strongly about. We don't think the market is pricing our stock where we'd like to see it. And so when we're given the green light to do it, I think we'll -- you'll see us be active in that part of the market.

Operator^ Your next question comes from the line of Brad Milsaps from Piper Sandler.

Bradley Milsaps^ Bob, just wanted to talk a little bit more about loan repricing. Can you remind us kind of your mix in terms of variable and fixed rate loans and kind of what would you expect to reprice with each move from the Fed may be inclusive of kind of any floors that you have to maybe eat through on the way up?

Robert Franklin^ Go ahead, Joe.

Joe West^ Yes, Brad, we're basically 50-50 variable to fixed, and we've got about $1.1 billion, just under $1.1 billion that's indexed to prime. And the other roughly $380 million of variables using other indexes, whether it's SOFR, LIBOR or (inaudible) district cost of funds for mortgages.

So we had roughly $380 million in prime loans -- prime index loans that adjusted with the March, the last move that was made. And we think that as it hits 4% than 4.5%, I'm talking about prime here that we will be up to capture -- meeting and capturing our floors and probably over 80% -- just over 80% and repriced on prime loans there. So we're really -- as far as repricing loans, I think, are in a pretty good spot as rates move up on our prime index loans.

Bradley Milsaps^ That's very helpful. And then I know you're in some degree, a little bit of a holding pattern until you put the two balance sheets together, but -- and you made some (inaudible) in the liquidity this quarter.

But how should we think about that as the two companies come together? Should that be more earmarked for accelerated loan growth? Or do you think you'll be more aggressive in building out a larger bond portfolio now that rates are higher? Just kind of wanted to get your thoughts around liquidity. I know Allegiance is holding quite a bit as well. Just kind of curious how you're thinking about that.

Robert Franklin^ Yes. I think -- because we have discussions around putting the two banks together, we want to make sure we have liquidity to do the kind of things we want to do. But yes, I think to be more aggressive around deploying that in loans is certainly what we're after. We did do some additional deployment into the bond portfolio.

I think we'll continue to look at that as rates are coming up and try to use some of that liquidity there. But we want to be mindful of our partners and make sure that we're doing the right things so that we have -- as we come together, we're not crossing each other in whatever we're doing.

So a lot of discussions around that. I think as we come together, we'll still probably have some significant liquidity, but I think we're going to have an idea of what we want to do with that and -- but primarily, what we do is make loans. So that's where we want to put most of it.

Bradley Milsaps^ Got it. And Bob, just final kind of bigger-picture question for me. When you announced the merger, I think you were targeting kind of a [2 65] in EPS in '23 with a steeper curve and a higher Fed funds rate. And at the time, I think people sort of pushed back on that. And you've turned out to be right. The expectations for higher rates have probably gotten even higher since then, but we also have more maybe inflationary pressure.

Kind of how do you think about that 2 65 number as you sit there today in terms of kind of how things have changed since November? And just kind of curious how maybe any of your assumptions might have gotten better or even in some cases, maybe worse? Just kind of curious how you're thinking about that 2 65 number.

Robert Franklin^ Yes. I mean, projections are tough sometimes. I think from a -- from our standpoint, we still feel pretty good about what we think we can do. And there's a lot of pressures moving against us and a lot of pressures that are sort of back that are sort of tailwind.

So it's hard to gauge that exactly right now. I feel uncomfortable in that I'm not sure whether we're going to push supply up to meet demand or whether we're going to move demand down to meet supply. And I think those questions are still out there right now. And A lot of that will kind of show in what our ability to deploy some of this liquidity is, but -- and then the question mark around are we going to be in recession in '23 still lingers out there for me.

So I don't know. I mean, I think we still feel good about the projections that we put out there. So I don't think I would come off of that.

Operator^ Your next question comes from the line of Matt Olney from Stephens Inc.

Matthew Olney^ Bob, as you mentioned earlier, the combined Company is going to have lots of liquidity. And based on your commentary, it sounds like the big priority is going to be putting this into loans over time and [CBX] has had that kind of a long-standing loan growth goal of about 5% to 8%. But I guess across the street, Allegiance, they have been growing loans for a while in that mid- to upper teens and since it's kind of slowed down.

But I guess I'm curious, as you put these companies together, if you think you're still going to maintain that mid- to high single-digit loan growth over time. I'm not looking for any kind of near-term guidance on 23, I'm just thinking about a longer-term speed limit for the combined Company with respect to loan growth.

Robert Franklin^ Yes. I think that's -- it's a good question. I think, really, as you combine the companies together, both trajectories will kind of merge into each other. But a lot of this depends -- I mean we sort of feel like we average that 5% to 8% over time. So we've been -- we've had times where the economy was so good that we were able to do better than that. And I'm not sure where we are exactly in the cycle. That's why there are so many pressures in different directions right now.

It's harder for me to make those projections. But I think we're -- I think Allegiance appears to be on their track. I think we're on our track. I actually feel like we may do a little better than that over the coming year if the market holds the way it looks like it is right now. So I actually think we might be in the upper end of our range. But it just depends on what the economy does for us.

And I think Allegiance appears to be in the same kind of mode. They had a good quarter themselves. And I think as they do their call, they'll explain where they are. But we feel good about where both banks are. The folks at the bank and the lenders all appear to be excited about our deal.

I think both banks bring things to the table that maybe the other bank didn't have. And I think it's a great combination and people are excited about it. And we've seen our guys go to work and keep their heads down even in light of all the stuff that they have to do to try to make this combination successful. So I feel good about that. The momentum is good on both sides, and so we'll see where that takes us through the year.

Matthew Olney^ Okay. That's helpful, Bob. And I guess going back to interest rate sensitivity. You guys gave us some good disclosures a few minutes ago on the loan side. I'm curious on the deposit side. Have you adjusted any kind of deposit rates since that mid-March Fed meeting and I guess expectations of a 50-bp move from the Fed next week? I'm curious just about the near-term expectations of trying to manage deposit costs on the first part of the rate cycle.

Robert Franklin^ We feel good about it. I mean we're -- we have 40% -- 47% of our deposits and demand deposits. We do think pressure on interest rates is going to be up. We haven't seen in the marketplace a huge move. We have not moved our rates much other than maybe some few specific things.

But for the most part, we have not moved our rates yet, but I do think there will be pressure to move those rates as we move through the next couple of quarters if the rate stays -- if that stays true to a 50-basis point move or maybe a couple of. But we know directionally pressure is to the upside. I don't think it's going to be to any great degree.

Typically, what we're watching, we don't play in the CD market that much. So most of ours is around money market, and we tend to really watch not only the locals, but -- that are playing in our market, but also where brokerage firms go because typically, our customers, their alternative is typically not to another bank, but it's to what am I getting in my brokerage account. And so we also are sensitive to that to watch to see what they're doing. And we just haven't seen much movement there.

Matthew Olney^ Okay. Very helpful. And just lastly, on the energy front, I don't know if this is for Bob or Joe, but we've seen a little bit of volatility in some of your disclosures around energy loan balances and specifically on the energy services line.

I think it was up in the fourth quarter, now down quite a bit in 1Q. Anything worth calling out there? Is this normal seasonality of some customers? Or are you losing customers, adding customers? Just anything worth calling out there.

Joe West^ That was sort of a combination of a new loan that was booked in Q4 to a service company, and then we had one -- two customers. One, they sold their property was a real estate loan and the service business. They sold their property and paid us off and the other one in Q1 was an inventory dependent loan that refinanced out to another lender.

We were working -- be frank about it, (inaudible) disappointed to see it go. So we're at [1 85]. That's kind of where we've been hanging around for the last few quarters. If you go back, we were like at [1 70], high [1 70s]. And so we're -- it's a pretty straight line. We just -- we had that bump in Q4 and it came back down in Q1.

Robert Franklin^ We're not a significant oil and gas lender Matt, but we definitely will take our opportunities when we see it. We're really sponsor driven. When we have strong sponsors behind something, that's when we tend to react in the oil and gas business.

So I think you could have strong sponsors, no matter what industry you're in. And we like people that do it well, and that's kind of where we move our money. But we don't shy away necessarily from the oil and gas business for any specific reason. It can be volatile, and we understand that. But when we have strong sponsors in that area than we tend to want to end there.

Operator^ (Operator Instructions) There are no more questions at this time. Turning the call back over to Mr. Bob Franklin.

Robert Franklin^ Thank you. Appreciate the ability to give first quarter earnings and thank you for your interest in being on our call.

Operator^ Ladies and gentlemen, this concludes today's conference call. Thank you for your participation. You may now disconnect.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the securities laws that are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections about CBTX, Inc. (the “Company”) and its subsidiary. Forward-looking statements include information regarding the Company’s future financial performance, business and growth strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing. Further, certain factors that could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: natural disasters and adverse weather on the Company’s market area, acts of terrorism, pandemics, an outbreak of hostilities or other international or domestic calamities and other matters beyond the Company’s control; the Company’s ability to manage the economic risks related to the ongoing impact of the COVID-19 pandemic (including risks related to its customers’ credit quality, deferrals and modifications to loans); the geographic concentration of the Company’s markets in Houston and Beaumont, Texas; the Company’s ability to manage changes and the continued health or availability of management personnel; the amount of nonperforming and classified assets that the Company holds and the time and effort necessary to resolve nonperforming assets; deterioration of asset quality; interest rate risk associated with the Company’s business; national business and economic conditions in general, in the financial services industry and within the Company’s primary markets; sustained instability of the oil and gas industry in general and within Texas; the composition of the Company’s loan portfolio, including the identity of the Company’s borrowers and the concentration of loans in specialized industries; changes in the value of collateral securing the Company’s loans; the Company’s ability to maintain important deposit customer relationships and its reputation; the Company’s ability to maintain effective internal control over financial reporting; volatility and direction of market interest rates; liquidity risks associated with the Company’s business; systems failures, interruptions or breaches involving the Company’s information technology and telecommunications systems or third- or fourth-party servicers; the failure of certain third- or fourth-party vendors to perform; the institution and outcome of litigation and other legal proceedings against the Company or to which it may become subject; the operational risks associated with the Company’s business; the costs, effects and results of regulatory examinations, investigations, or reviews or the ability to obtain required regulatory approvals; changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters; further government intervention in the U.S. financial system that may impact how the Company achieves its performance goals; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; disruption to the parties’ businesses as a result of the announcement and pendency of the merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the failure to obtain the necessary approvals by the shareholders of Allegiance Bancshares, Inc. (“Allegiance”) or the Company; the amount of the costs, fees, expenses and charges related to the merger; the ability by each of Allegiance and the Company to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger; the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the dilution caused by the Company’s issuance of additional shares of its common stock in the merger; general competitive, economic, political and market conditions; and other factors that may affect future results of the Company and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation and Office of the Comptroller of Currency, or OCC, and legislative and regulatory actions and reforms; and other risks, uncertainties, and factors that are discussed from time to time in the Company’s reports and documents filed with the Securities and Exchange Commission, or SEC. Additionally, many of these risks and uncertainties have been elevated by and may continue to be elevated by the COVID-19 pandemic.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in the Company’s Annual Report on Form 10-K, filed with the SEC, and other reports and statements that the Company has filed with the SEC. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what it anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict which will arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Copies of the SEC filings for the Company are available for download free of charge from www.communitybankoftx.com under the Investor Relations tab.

The Company disclaims any obligation and does not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, the Company filed a registration statement on Form S-4 (Registration No. 333-262322) with the SEC to register the shares of the Company’s common stock that will be issued to Allegiance shareholders in connection with the merger. The registration statement on Form S-4, as amended, was declared effective by the SEC on April 7, 2022. The registration statement includes a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger. The Company and Allegiance commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about April 15, 2022.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CBTX, ALLEGIANCE AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Allegiance or the Company through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by the Company are available free of charge by accessing the Company’s website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance are available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.

Participants in the Solicitation

The Company, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus regarding the proposed merger. Additional information about the directors and executive officers of the Company and their ownership of the Company’s common stock is set forth in the Company’s annual report on Form 10-K, filed with the SEC on February 25, 2022. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance’s common stock is set forth in Allegiance’s proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2022. These documents can be obtained free of charge from the sources described above.